

July 2, 2012

<u>Via Facsimile</u>
David R. Koos
Chief Executive Officer
Entest BioMedical, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

      Re: **Entest BioMedical, Inc.**
              Registration Statement on Form S-1
              Filed June 12, 2012
              File No. 333-182073

Dear Mr. Koos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated May 25, 2012. Please tell us why you believe it is appropriate to include in your calculation of shares of common stock held by non-affiliates 26,055,730 shares issued to Southridge Partners, L.P. ("Southridge") upon conversion of the Aggregate Southridge Indebtedness and shares of common stock issued to Asher Enterprises, Inc. ("Asher") upon conversion of convertible promissory notes.

<u>Recent Sales of Unregistered Securities, page 91</u>

2. We note your disclosure that you issued shares of common stock issuable upon conversion of the Aggregate Southridge Indebtedness in reliance on the Securities Act Section 4(2) exemption. Please tell us, with a view to revised disclosure, whether the

shares of common stock issued upon conversion of the Aggregate Southridge Indebtedness contained restrictive legends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Herman H. Pettegrove, Esq.